Exhibit 99(a)(27)

   UCB S.A. Allée de la Recherche 60, B-1070 Brussels   (Belgium)

Press release

Brussels, July 9, 2004

UCB has over 90% of Celltech Shares

UCB S.A. is pleased to announce that its recommended offer for Celltech Group plc has been successful.

UCB has, as of today, either acquired or received acceptances equivalent to 92.8% of Celltech. The offer became unconditional in all respects on  6 July 2004 and the withdrawal rights of Celltech shareholders have been terminated.  The offer remains open for acceptances until further notice.  UCB will exercise its right to acquire compulsorily the remaining Celltech Shares, as per normal process under English law.  In addition, UCB will apply for Celltech’s listing on the London Stock Exchange and its ADS program on the New York Stock Exchange to be cancelled. Thereafter Celltech shares will cease to trade on the London and the New York Stock Exchanges.

George Jacobs, Chairman of the Executive Committee of UCB said today, “We are pleased that the recommended cash offer for Celltech has received overwhelming support from shareholders. UCB will now dedicate its efforts to delivering its vision for the enlarged business”.

The combined group will benefit from a strengthened research and development platform with some very promising molecules in the pipeline, stronger and broader commercial operations with complementary product offerings and a combination of skills and culture conducive to accelerating innovation and enhancing profitable growth.  The combined group will have its headquarters in Brussels with the Group’s research and development headquarters located in Slough, UK.

The formal process of integration between UCB and Celltech management will begin immediately under the leadership of Dr. Roch Doliveux, CEO of UCB Pharma, and Dr. Göran Ando, CEO of Celltech, who will assume the role of Deputy CEO of UCB Pharma.

Roch Doliveux, CEO of UCB Pharma, declared, “I would like to take this opportunity to welcome Celltech’s employees to the enlarged group and we look forward to building a leading innovative biopharmaceutical company together”.

About the UCB Group:

UCB (www.ucb-group.com), with headquarters in Brussels (Belgium), is a pharmaceutical and specialty chemical company, which operates on a global scale. It is committed to pharmaceuticals, as well as to technically innovative products for surface applications. It employs 12,000 people around the world. The pharmaceutical research of UCB includes the following fields: neurology and respiratory, including allergy/asthma. UCB Pharma’s main products include Keppra (antiepileptic), Xyzal and Zyrtec (antiallergics), Nootropil (cerebral function regulator) and Atarax (tranquillizer). UCB, listed on Euronext Brussels, posted sales of €3 billion  and net result of €340 million in 2003.

Enquiries:

UCB
Laurence Battaille	Telephone: +32 (2) 559 95 88

Brunswick London
Jon Coles	Telephone: +44 (0)20 7404 5959
Wendel Carson

Brunswick Paris
Laurent Perpère	Telephone: +33 (1) 53 96 83 83
Aurélia de Lapeyrouse

Unless the context otherwise requires, terms used in this announcement have the same meanings as in the Offer Document.  The full terms and conditions of the Offer (including details of how the Offer may be accepted) are set out in the Offer Document, and the accompanying Acceptance Forms.  In deciding whether or not to accept the Offer, Celltech Shareholders must rely solely on the terms and conditions of the Offer and the information, and the procedures described, in the Offer Document and related Acceptance Forms.  This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of an offer to purchase or subscribe for any securities.

In the United States, UCB filed a Tender Offer Statement on Schedule TO containing the Offer Document and other related documentation and Celltech filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on 19 May 2004.  Free copies of these documents are available on the SEC’s web site at http://www.sec.gov. Celltech Shareholders in the United States are urged to read the Tender Offer Statement, the Solicitation/Recommendation Statement and the related documentation as they contain important information.

The availability of the Offer to holders of Celltech Shares or Celltech ADSs who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions.  Holders of Celltech Shares or Celltech ADSs who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

Unless otherwise determined by UCB and permitted by applicable law and regulation, the Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor is it being made in or into Australia, Belgium or Japan and the Offer is not capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Belgium, Canada or Japan.  Accordingly, unless otherwise determined by UCB and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Belgium, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

This announcement includes “forward-looking statements” relating to the Offer, UCB and Celltech that are subject to known and unknown risks and uncertainties, many of which are outside of UCB’s and Celltech’s control and are difficult to predict and that may cause actual results to differ materially from any future results expressed or implied by such forward-looking statements. In this announcement, the words “anticipates,” “believes,” “estimates,” “seeks,” “expects,” “plans,” “intends” and similar expressions, as they relate to UCB or its management, are intended to identify forward-looking statements.

The directors of UCB accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of UCB (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they are responsible is in accordance with the facts and does not omit anything to affect the import of such information.